2002 Annual Report

Building it Forward



Universal Forest Products®



Universal Forest Products, Inc. is the nation's leading producer and supplier of premium wood products, wood alternative products, and structural lumber to four key markets:

- Do-It-Yourself (D-I-Y) retail home centers,
- site-built construction,
- the industrial market, and
- the manufactured housing industry.

Backed by 47 years of experience, and a history of innovation and success, Universal has become the supplier of choice for these industries. Our competitive edges in distribution, engineering, manufacturing, and human capital distinguish us from the rest. Our aggressive, yet prudent business practices enable sure, steady growth so that we can meet the needs of the marketplace and exceed the expectations of our customers and shareholders.

Headquartered in Grand Rapids, Michigan, Universal has nearly 7,000 people who work in 90 facilities in 79 locations throughout the United States, Canada, and Mexico. That national presence and the hardest-working people in the industry help Universal build dreams from coast to coast.

Crate kits from our Riverside, CA plant use nail plate technology for connectors that last and protect the payload.

Financial Highlights

[In thousands, except per share and statistical data.]	2002	2001	% change
Consolidated Statement of Earnings Data			
Net sales	$1,639,899	$1,530,353	+7.2
Gross profit	230,410	211,479	+9.0
Earnings before income taxes, minority interest and equity in earnings of investee	62,115	54,300	+14.4
Net earnings	36,637	33,142	+10.5
Diluted earnings per share	$1.97	$1.63	+20.9
Dividends per share	$0.090	$0.085	+5.9
Weighted average shares outstanding with common stock equivalents	18,619	20,377	-8.6
Consolidated Balance Sheet Data			
Working capital	$185,256	$124,071	+49.3
Total assets	634,794	551,209	+15.2
Total debt and capital lease obligations	243,572	212,187	+14.8
Shareholders' equity	263,000	230,862	+13.9
Statistics			
Gross profit as a percentage of net sales	14.0%	13.8%	
Net earnings as a percentage of net sales	2.2%	2.2%	
Return on beginning equity	16.0%	14.1%	
Current ratio	2.7	2.1	
Debt-to-equity ratio	0.93	0.92	
Book value per common share	$14.90	$13.04	+14.3


Sales (in billions)
1.43
1.39
1.53
1.64
99
00
01
02


Gross Profit (in millions)
145.97
178.39
187.01
211.48
230.41
98
99
00
01
02


Net Earnings (in millions)
26.42
31.45
30.44
33.14
36.64
98
99
00
01
02


Earnings Per Diluted Share
(in dollars)
1.28
1.48
1.49
1.63
1.97
98
99
00
01
02



Just over five years ago, Universal Forest Products set aggressive goals for growth and performance. The year was 1997, and no one could have anticipated the events that would affect our economy, shake consumer confidence (however momentarily), and depress markets that influence our business.

No matter. Five years later, the people of Universal Forest Products are celebrating the success of our Performance 2002 initiative, and we're at work on new goals that promise another hard-working and exciting half decade.

We've always set goals that, to some, seemed impossibly high. Why? Because we know that setting goals keeps us focused on growth and success. That's exactly what happened with Performance 2002. Sure, we hit many of the goals we set in that five-year initiative, but we also had record performance along the way. We increased sales by three-quarters-of-a-billion dollars, we increased net margins by 40 percent and nearly doubled unit sales, and we became the #1 supplier to our four markets. In fact, we entered one of those markets – site-built – as a new player in the last five years and have grown to be a leader in that industry.



Perennia™ composite fencing from Universal has all the beauty of natural wood, and the benefit of being maintenance free.

Overall, Performance 2002 provided the framework for five years of sure-footed progress at Universal – the kind of growth we like: prudent, steady, and measured.

And last year – the final year of that initiative – was no different. We ended 2002 with an 11 percent increase in diluted earnings per share and a 7 percent increase in annual sales over 2001. We're pleased with what we consider to be respectable growth, given market performance and the uncertain economy. We controlled what we could in 2002 and hit targets despite a depressed lumber market (down an average of 29 percent cumulatively since 1997), a troubled manufactured housing industry, and the general sluggishness of our economy.

2002 saw strong sales in each of our markets, including sales of:

- $761.7 million in DIY/Retail, up 3.2 percent from 2001;
- $326.7 million in site-built construction, up 5.8 percent over last year;
- $292.4 million in manufactured housing, a 4.3 percent increase over last year despite a 13 percent decline in industry production during the year; and
- an increase of 27.6 percent in industrial/agricultural to $259.2 million.



Multi-ply girder trusses are set on a church in Durham, NC.; Inset photo: Account managers regularly visit customers' job sites looking for opportunities to add products and to offer their expertise for completing projects.



TechTrim™ and Innocell,™ made in our Springfield, IL plant, address the demand for wood alternatives.

We're especially proud of our results in the industrial sector because it has been a strategic focus for us over the past five years. Years ago, we recognized the vast potential of this largely untapped area – a market with no key national players and with virtually limitless opportunity. As part of Performance 2002, we noted that the industrial market could become a large part of our business with the right investment and focus. We were right and it did. Today, we have a core group of talented people specifically dedicated to this market. They're playing a significant part in our growth. We're grateful to them – as we are to all the good and hard-working people of Universal – and we're excited about the continuing potential of the industrial market.

We also anticipate growth and opportunity in the wood-alternative products market, and we have been positioning Universal to be an industry leader in composite materials for decking, fencing, and many other products and components. We now manufacture many alternative products, such as TechTrim™, Perennia™ Fence, EverX® composite lumber, and others. These low-maintenance products are designed not to warp, weather, or crack, making them desirable for aging baby-boomers and young people busy with their careers.

We continue to broaden our offerings to our customers by adding more products and services. This allows us to add value to our customers, and helps our customers add value to the end user. For example, by offering framing services, we help our customers build better homes and multi-family structures quicker and more efficiently, saving time and money. To that end, we have created alliances with framing companies in many regions of the country.



EverX™ composite decking does not warp, crack, weather, or require heavy maintenance.

In 2002, we were grateful to be honored by publications like *Forbes* magazine, which, for the fourth time in the past five years, named Universal to its "Platinum 400" list of best-performing U.S. companies with more than $1 billion in annual revenue. Also in 2002, Universal jumped up 79 places on the annual "Fortune 1000" listing of America's largest corporations.

As we look to 2003 and beyond, we are planning for continued steady growth in at least three of our four market segments. We don't anticipate a rebound of the manufactured housing market in the short-term, but we are optimistic in the long-term outlook of that market and intend to remain a strong player and to prosper with it when it returns. Right now, we're working on our new strategic initiative, "Building it Forward", which capitalizes on our Performance 2002 growth and focuses on efforts to strengthen our base of operations to support continued, steady growth, and to grow sales by $1 billion. Here is a synopsis of our goals for each of our markets:

BUILDING it **FORWARD**

- Do-It-Yourself Retail: We'll grow with current customers and add products that will enhance their value to consumers, and we'll seek out new customers, such as the many independents from coast-to-coast.
- Industrial: We'll continue to add products and customers, to enhance our capabilities for this market, and to focus on creating industrial applications for our wood-alternative products.
- Site-Built: We expect significant growth with our current customers and with new ones, as well as through acquisition. In addition, we intend to expand our framing services by continuing to create alliances with framers throughout the nation.
- Manufactured Housing: As this market has moved toward modular housing, Universal has been at the ready, developing revolutionary products that will continue to maintain our leadership position.

We look forward to strong performance, and great opportunity, over the next five years. We're grateful for your investment in Universal Forest Products; your vote of confidence in our company is a great source of pride for all of us. We intend to continue to earn your confidence and to provide you with a strong return on your investment.

Peter F. Secchia
Chairman of the Board

William G. Currie
Vice Chairman and Chief Executive Officer

Universal Forest Products, Inc.

Financial Information

Table of Contents

Selected Financial Data 6

Management's Discussion and Analysis of Financial Condition and Results of Operations 7-19

Report of Independent Auditors — Ernst & Young LLP 20

Report of Independent Public Accountants — Arthur Andersen LLP 21

Independent Auditors' Report — Deloitte & Touche LLP 22

Consolidated Balance Sheets as of December 28, 2002 and December 29, 2001 23

Consolidated Statements of Earnings for the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000 24

Consolidated Statements of Shareholders' Equity for the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000...................... 25

Consolidated Statements of Cash Flows for the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000 26

Notes to Consolidated Financial Statements 27-42

Price Range of Common Stock and Dividends 43

Selected Financial Data

(In thousands, except per share and statistics data)

	2002	2001	2000	1999	1998
Consolidated Statement of Earnings Data					
Net sales[1]	$1,639,899	$1,530,353	$1,387,130	$1,432,601	$1,236,711
Gross profit	230,410	211,479	187,013	178,387	145,973
Earnings before income taxes, minority interest and equity in earnings of investee	62,115	54,300	50,375	51,537	43,034
Net earnings[3]	36,637	33,142	30,438	31,448	26,419
Diluted earnings per share[3]	$ 1.97	$ 1.63	$ 1.49	$ 1.48	$ 1.28
Dividends per share	$ 0.090	$ 0.085	$ 0.080	$ 0.075	$ 0.070
Weighted average shares outstanding with common stock equivalents	18,619	20,377	20,477	21,186	20,613
Consolidated Balance Sheet Data					
Working capital	$ 185,256	$ 124,071	$ 120,321	$ 124,324	$ 99,559
Total assets	634,794	551,209	485,320	468,638	419,795
Total debt and capital lease obligations[2]	243,572	212,187	160,860	155,818	143,877
Shareholders' equity	263,000	230,862	235,769	214,562	191,583
Statistics					
Gross profit as a percentage of net sales[1]	14.0%	13.8%	13.5%	12.4%	11.8%
Net earnings as a percentage of net sales[3]	2.2%	2.2%	2.2%	2.2%	2.1%
Return on beginning equity	16.0%	14.1%	14.4%	16.6%	22.8%
Current ratio	2.70	2.10	2.50	2.36	2.21
Debt to equity ratio[2]	0.93	0.92	0.68	0.73	0.75
Book value per common share	$ 14.90	$ 13.04	$ 12.02	$ 10.65	$ 9.29

(1) In 2001, we reclassified customer rebate expense from cost of goods sold to include it in net sales. Prior year amounts have been reclassified.

(2) Includes $36 million classified as temporary shareholders' equity in 2001 associated with a share redemption we completed in January 2002.

(3) In 2002, we adopted SFAS 142 and as a result we no longer recognize amortization expense associated with goodwill.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Factors

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management, together with information available to us when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth below and certain economic and business factors which may be beyond our control. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

We are subject to fluctuations in the price of lumber. We experience significant fluctuations in the cost of commodity lumber products from primary producers (the "Lumber Market"). A variety of factors over which we have no control, including government regulations, environmental regulations, weather conditions, economic conditions and natural disasters, impact the cost of lumber products and our selling prices. While we attempt to minimize our risk from severe price fluctuations, substantial, prolonged trends in lumber prices can negatively affect our sales volume, our gross margins and our profitability. We anticipate that these fluctuations will continue in the future.

Our growth may be limited by the markets we serve. Our sales growth is dependent, in part, upon the growth of the markets we serve. If our markets do not achieve anticipated growth, or if we fail to maintain our market share, financial results could be impaired.

The manufactured housing industry is currently hampered by market conditions, including a high rate of repossessions and tightened credit policies. Significant lenders who previously provided financing to consumers of these products and industry participants have either restricted credit or exited the market. A continued shortage of financing to this industry could adversely affect our operating results.

Our ability to achieve growth in sales and margins to the site-built construction market is somewhat dependent on housing starts. If housing starts decline significantly, our financial results could be negatively impacted.

We are witnessing consolidation by our customers. These consolidations will result in a larger portion of our sales being made to some customers and may limit the customer base we are able to serve.

A significant portion of our sales are concentrated with one customer. Our sales to The Home Depot comprised 30% and 33% of our total sales in 2002 and 2001, respectively.

Our growth may be limited by our ability to make successful acquisitions. A key component of our growth strategy is to complete business combinations. Business combinations involve inherent risks, including assimilation and successfully managing growth. While we conduct extensive due diligence and have taken steps to ensure successful assimilation, factors beyond our control could influence the results of these acquisitions.

We may be adversely affected by the impact of environmental and safety regulations. We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that we are at all times in complete compliance with all of these requirements. We have made and will continue to make capital and other expenditures to comply with environmental regulations. If additional laws and regulations are enacted in the future which restrict our ability to manufacture and market our products, including our treated lumber products, it could adversely affect our sales and profits. If existing laws are interpreted differently, it could also increase the financial costs to us. Several states have proposed legislation to limit the uses of CCA treated lumber. (See Environmental Considerations and Regulations.)

Seasonality and weather conditions could adversely affect us. Some aspects of our business are seasonal in nature and results of operations vary from quarter to quarter. Our treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk (see Historical Lumber Prices). Treated lumber sales are generally at their highest levels between April and August. This sales peak, combined with capacity constraints in the wood treatment process, requires us to build our inventory of treated lumber throughout the winter and spring. This also has an impact on our receivables balances, which tend to be significantly higher at the end of the second and third quarters. Because sales prices of treated lumber products may be indexed to the Lumber Market at the time they are shipped, our profits can be negatively affected by prolonged declines in the Lumber Market during our primary selling season. To mitigate this risk, programs are maintained with certain vendors and customers that are intended to decrease our exposure. These programs include those materials which are most susceptible to adverse changes in the Lumber Market. Some vendor programs also allow us to carry a lower investment in inventories.

The majority of our products are used or installed in outdoor construction activities; therefore, short-term sales volume, our gross margins, and our profits can be negatively affected by adverse weather conditions. In addition, adverse weather conditions can negatively impact our productivity and costs per unit.

We may be adversely affected if our customers and vendors are not willing to modify our existing distribution strategies. While we have invested heavily in technology and established electronic business-to-business efficiencies with certain customers and vendors, the willingness of customers and vendors to modify existing distribution strategies poses a potential risk. We believe the nature of our products, together with our value-added services, ensures that we have a secure position in the supply chain.

When analyzing this report to assess our future performance, please recognize the potential impact of the various factors set forth above.

Historical Lumber Prices

The following table presents the Random Lengths framing lumber composite price for the years ended December 28, 2002, December 29, 2001 and December 30, 2000.

	Random Lengths Composite Average $/MBF		
	2002	2001	2000
January	$297	$269	$386
February	317	285	385
March	339	306	382
April	323	331	359
May	312	411	326
June	302	365	331
July	306	325	308
August	291	336	289
September	279	309	287
October	274	278	280
November	265	283	281
December	271	277	275
Annual average	$298	$315	$324
Annual percentage change	(5.4%)	(2.8%)	(19.4%)

In addition, a SYP composite price, which we prepare and use, is presented below. Sales of products produced using this species comprise up to fifty percent of our sales volume.

	SYP Composite Average $/MBF		
	2002	2001	2000
January	$410	$369	$ 488
February	434	393	490
March	464	408	494
April	457	427	483
May	408	509	439
June	383	496	456
July	409	426	432
August	375	419	403
September	361	406	395
October	357	365	384
November	354	371	374
December	375	371	378
Annual average	$399	$413	$435
Annual percentage change	(3.4%)	(5.1%)	(13.2%)

Impact of the Lumber Market on Our Operating Results

We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution and services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.

Our gross margins are impacted by both (1) the relative *level* of the Lumber Market (i.e. whether prices are higher or lower from comparative periods), and (2) the *trend* in the market price of lumber (i.e. whether the price of lumber is increasing or decreasing within a period or from period to period). Moreover, as explained below, our products are priced differently. Some of our products have fixed selling prices, while the selling prices of other products are indexed to the reported Lumber Market with a fixed dollar adder to cover conversion costs and profits. Consequently, the *level* and *trend* of the Lumber Market impact our products differently.

Below is a general description of the primary ways in which our products are priced.

- *Products with fixed selling prices.* These products include value-added products such as decking and fencing sold to do-it-yourself/retail ("DIY/retail") customers, as well as trusses, wall panels and other components sold to the site-built construction market. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and eliminate or reduce any exposure to adverse *trends* in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time periods and quantity limitations generally allow us to reprice our products for changes in lumber costs from our suppliers.

- *Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits.* These products include treated lumber, remanufactured lumber and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the *trend* of lumber prices.

Changes in the *trend* of lumber prices have their greatest impact on those products that have significant inventory levels with low turnover rates. This particularly impacts treated lumber, which comprises almost twenty-five percent of our total sales. In other words, the longer the period of time that products remain in inventory, the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market and other similar products, due to the higher rate of inventory turnover.

In addition to the impact of Lumber Market *trends* on gross margins, changes in the *level* of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the *trend* within each period.

	Period 1	Period 2
Lumber cost	$300	$400
Conversion cost	50	50
= Product cost	350	450
Adder	50	50
= Sell price	400	500
Gross margin	12.5%	10.0%

As is apparent from the preceding example, the *level* of lumber prices does not impact our overall profits, but does impact our margins. Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low.

Business Combinations

We completed the following business combinations in fiscal 2002 and 2001 (see Note B to the consolidated financial statements for further details). These business combinations were accounted for using the purchase method.

Company Name	Acquisition Date	Business Description
Quality Wood Treating Co., Inc. ("Quality")	November 4, 2002	One facility in Prairie du Chien, WI which produces Everx® composite decking. We also entered into an exclusive treating services agreement with Quality.
J.S. Building Products, Inc.	September 9, 2002	One facility in Modesto, CA, which manufactures engineered roof trusses for the site-built construction market.
Inno-Tech Plastics, Inc. ("Inno-Tech") — Entered into exclusive licensing agreement and acquired certain assets.	April 10, 2002	One facility in Springfield, IL which manufactures "wood alternative" products.
Pinelli-Universal S. de R.L. de C.V. ("Pinelli") — Purchased additional 5% interest.	January 15, 2002	One facility in Durango, Durango, Mexico which manufactures molding and millwork products.
P&R Truss Company, Inc. and P&R Truss-Sidney, Inc. (collectively "P&R").	October 15, 2001	Facilities in Auburn, Chaffee, Hudson and Sidney, NY, which manufacture engineered roof trusses used in site-built construction.
Superior Truss Division of Banks Corporation ("Superior")	June 1, 2001	Facilities in Syracuse, IN and Minneota, MN which manufacture engineered wood products used in site-built construction.

Company Name	Acquisition Date	Business Description
Sunbelt Wood Components ("Sunbelt")	April 3, 2001	Facilities in New London, NC; Haleyville, AL; Ashburn, GA; and Glendale, AZ which manufacture roof trusses used in manufactured housing.
D&R Framing Contractors ("D&R") — Purchased 50% of the assets.	February 28, 2001	One facility in Englewood, CO. Framer serving the site-built construction market.

Results of Operations

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	86.0	86.2	86.5
Gross profit	14.0	13.8	13.5
Selling, general, and administrative expenses	9.7	9.5	9.0
Earnings from operations	4.3	4.3	4.5
Interest, net	(0.7)	(0.8)	(0.9)
Gain on sale of assets	0.1	0.0	0.0
Earnings before income taxes, minority interest and equity in earnings of investee	3.7	3.5	3.6
Income taxes	1.4	1.3	1.4
Earnings before minority interest and equity in earnings of investee	2.3	2.2	2.2
Minority interest	(0.1)	0.0	0.0
Equity in earnings of investee	0.0	0.0	0.0
Reported net earnings	2.2%	2.2%	2.2%
Add: Goodwill amortization, net of tax	0.0	0.2	0.2
Adjusted net earnings	2.2%	2.4%	2.4%

NET SALES

We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the DIY/retail, site-built construction, manufactured housing, industrial and other lumber markets. Our strategic sales objectives include:

- Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood products to the site-built construction market. Engineered wood products include roof trusses, wall panels and floor systems.
- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. One of our goals is to achieve a ratio of value-added sales to total sales of at least 50%. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.
- Maximizing profitable top-line sales growth while increasing DIY/retail market share.

◦ Maintaining manufactured housing market share.

The following table presents, for the periods indicated, our net sales (in thousands) and percentage of total net sales by market classification.

	Years Ended					
Market Classification	December 28, 2002	%	December 29, 2001	%	December 30, 2000	%
DIY/retail	$ 761,688	46.5	$ 738,218	48.3	$ 659,663	47.6
Site-Built Construction	326,651	19.9	308,826	20.2	243,948	17.6
Manufactured Housing	292,394	17.8	280,208	18.3	291,191	21.0
Industrial and Other	259,166	15.8	203,101	13.2	192,328	13.8
Total	$1,639,899	100.0	$1,530,353	100.0	$1,387,130	100.0

Note: During 2002, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table estimates, for the periods indicated, our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change		
	in Sales	in Selling Prices	in Units
2002 versus 2001	+7%	–2%	+9%
2001 versus 2000	+10%	–3%	+13%
2000 versus 1999	–3%	–6%	+3%

The increase in unit sales in 2002 was due to the consolidation of Pinelli, business combinations we completed, and organic growth achieved by our existing plants totaling approximately 3%. The decrease in overall selling prices was attributable to the Lumber Market. Changes in sales by market are discussed below.

The increase in unit sales in 2001 was due to business combinations we completed and organic growth achieved by our existing plants totaling approximately 7%. The decrease in overall selling prices was attributable to the Lumber Market. Changes in sales by market are discussed below.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2002	50.8%	49.2%
2001	48.4%	51.6%
2000	44.2%	55.8%

The increase in our ratio of value-added sales to total sales in 2002 compared to 2001 was primarily due to a 12% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered wood products, the consolidation of Pinelli which manufactures molding, millwork, and industrial products and other specialty products supplied to the DIY/retail market.

The increase in our ratio of value-added sales to total sales in 2001 compared to 2000 was primarily due to a 21% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered wood products to the site-built construction market, truss sales to the manufactured housing market and fencing and decking to the DIY/retail market.

DIY/Retail:

We have developed strong relationships with national retail customers due to our ability to provide quality products and a high level of service at competitive prices. The most significant is our long standing relationship with The Home Depot, which comprised 30% of our total sales and 65% of our DIY/retail sales in 2002.

Net sales to the DIY/retail market increased 3% in 2002 compared to 2001, primarily due to the acquisitions of P&R, Quality and Inno-Tech (see Business Combinations). Organic growth out of our existing operations was offset by lower overall selling prices due to the Lumber Market.

Net sales to the DIY/retail market increased 12% in 2001 compared to 2000, primarily due to growth in sales to The Home Depot. Our sales to The Home Depot increased 14% due to unit sales increases across several regions in all product lines.

Site-Built Construction:

Net sales to the site-built construction market increased 6% in 2002 compared to 2001 primarily due to the acquisition of Superior (see Business Combinations). Organic growth achieved out of existing operations was substantially offset by lower selling prices due to the Lumber Market.

Net sales to the site-built construction market increased 27% in 2001 compared to 2000 primarily due to several acquisitions we completed during 2001 (see Business Combinations) combined with 11% growth out of our existing operations.

Manufactured Housing:

Net sales to the manufactured housing market increased 4% in 2002 compared to 2001 despite a 13% decline in industry shipments. We improved our market share by utilizing certain assets acquired from Sunbelt (see Business Combinations) for the full year and increasing our sales to modular home producers.

Net sales to the manufactured housing market decreased 4% in 2001 compared to 2000 due to a decline in selling prices resulting from the Lumber Market. Our unit sales remained relatively flat, despite a 23% decline in industry shipments, primarily due to our acquisition of Sunbelt in April 2001 (see Business Combinations).

Industrial and Other:

Net sales to industrial and other increased 28% in 2002 compared to 2001 due to the consolidation of Pinelli, combined with 15% unit sales growth out of our existing plants. In January 2002, we acquired an additional 5% ownership interest in Pinelli. As a result of this transaction, we obtained additional rights of control and began consolidating Pinelli in the 2002 consolidated financial statements.

Net sales to industrial and other increased 6% in 2001 compared to 2000. This resulted from re-directing sales efforts and manufacturing capacity at certain plants due to the downturn in the manufactured housing market and our continued efforts to increase market share. We anticipated stronger growth in 2001, but the slowing economy had a significant impact on many of our customers, particularly those in the technology sector.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased in 2002 compared to 2001. This increase was primarily due to an increase in sales of value-added products, offset in part by a dramatic decline in lumber prices during our peak selling season which adversely impacted our gross margins on products not covered under managed inventory programs. As previously discussed, a declining trend in lumber prices adversely impacts margins on products whose selling prices are indexed to the Lumber Market.

Gross profit as a percentage of net sales increased in 2001 compared to 2000. This increase was primarily due to an increase in our ratio of sales of value-added products, particularly sales of engineered wood products to the site-built construction market, trusses to the manufactured housing market and fencing and decking to the DIY/retail market. These positive effects were offset by margin pressure in the site-built construction market as activity in several regions softened.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") as a percentage of net sales increased to 9.7% in 2002 compared to 9.5% in 2001. On a pro forma basis, excluding amortization of goodwill in 2001, the percentage was 9.3%. This increase was primarily due to new acquisitions that have comparatively higher selling and design costs, combined with increases in insurance costs and incentive compensation.

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized, however tests for impairment are performed annually and if a triggering event occurs.

SG&A as a percentage of net sales increased to 9.5% in 2001 compared to 9.0% in 2000. This increase was primarily due to an increase in compensation and related benefit costs from a higher headcount, an increase in consulting costs associated with certain projects, and losses from the sale or impairment of idle assets.

INTEREST, NET

Net interest costs were lower in 2002 compared to 2001. Although we had a higher average debt balance as a result of increased working capital, acquisitions and the repurchase of shares from our largest shareholder, this was offset by a decrease in short-term borrowing rates on variable rate debt. The average interest rate on our primary revolving credit facility was 2.3% and 4.7% for 2002 and 2001, respectively.

Net interest costs were lower in 2001 compared to 2000. Although we had a higher average debt balance due to acquisitions in 2001, this was offset by a decrease in short-term borrowing rates on variable rate debt. The average interest rate on our primary revolving credit facility was 4.7% and 7.1% for 2001 and 2000, respectively.

GAIN ON SALE OF ASSETS

During the second quarter of 2002, we sold our corporate airplane and recognized a gain of $1.1 million on the sale, and entered into an operating lease for a replacement airplane.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.

Our effective tax rate increased to 37.0% in 2002 from 36.1% in 2001. This increase primarily resulted from an increase in our state income tax rate in 2002 and certain tax credits recognized in the third and fourth quarters of 2001. These increases were offset somewhat by the effect of no longer amortizing goodwill, which resulted in a permanent tax difference in 2001.

Our effective tax rate declined to 36.1% in 2001 from 38.1% in 2000. This decline primarily resulted from a permanent tax difference associated with our 50% investment in D&R and recognizing the benefits of certain tax credits in the third and fourth quarters of 2001.

OFF-BALANCE SHEET TRANSACTIONS

We have no significant off-balance sheet transactions other than operating leases.

Liquidity and Capital Resources

Cash flows from operating activities decreased by over $61 million in 2002 compared to 2001. This decrease was primarily due to:

- An increase in our inventory levels relative to sales. In November and December 2002, our purchasing managers took advantage of the historically low level of the Lumber Market and increased inventory levels. The product purchased during this period is expected to be sold in the first quarter of 2003. In addition, inventory levels increased in 2002 as a result of both inclement weather reducing sales in November and December and additional inventory purchased to utilize capacity created with our treating services agreement with Quality (see Business Combinations).

- An increase in our accounts receivable as a result of extending our payment terms with The Home Depot by an additional 15 days.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 47 days in 2002 from 44 days in 2001. This increase was primarily due to a longer receivables cycle resulting from extended payment terms with The Home Depot. This was offset slightly by an extension in our payables cycle.

Capital expenditures totaled $31 million in 2002. These expenditures included $7 million of real estate purchases, along with several projects to improve efficiencies and expand manufacturing capacity at existing plants. On December 28, 2002, outstanding purchase commitments on capital projects totaled $1 million. We intend to satisfy these commitments utilizing our revolving credit facility.

We spent approximately $18 million in 2002 related to acquisitions which are discussed earlier under the caption Business Combinations. We funded the purchase price of these acquisitions using our revolving credit facility.

We issued almost $59 million of long-term debt in the fourth quarter of 2002 consisting of $40 million of unsecured notes due in December 2012 at an interest rate of 6.16%; $15 million of unsecured notes due in December 2009 at an interest rate of 5.63%; and $3.7 million of industrial development revenue bonds due in December 2022 bearing interest at a variable rate. The proceeds from these debt issuances were used to reduce the amounts outstanding on our revolving credit facility.

We spent approximately $40 million to repurchase our common stock, including the purchase of 2 million shares from our largest shareholder for $36 million in January 2002.

During the fourth quarter of 2002, we refinanced our revolving credit facility and extended its maturity from November 2003 to November 2005. On December 28, 2002, we had $53 million outstanding on this facility, which has a total availability of $200 million less amounts reserved for outstanding letters of credit totaling $17.9 million. Financial covenants on the facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 28, 2002.

Environmental Considerations and Regulations

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Insurance reserves have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Schertz, TX wood preservation facilities. In August of 2002, we purchased property in Thornton, CA on which several old buildings existed. The environmental assessment indicated that these buildings contained small amounts of asbestos. A reserve has been established to cover the removal of the asbestos. Since we determined we will no longer operate the North East, MD facility as a wood preservation location, during the third quarter of 2002 we completed the process of closing the conditioning pad, in accordance with applicable regulations, and the reserve was reduced accordingly.

Including amounts from the captive insurance company, we have reserved amounts totaling approximately $1.9 million and $2.4 million on December 28, 2002 and December 29, 2001, respectively, representing the estimated costs to complete remediation efforts.

As part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber. On February 12, 2002, the EPA announced that the manufacturers of CCA preservative agreed to the re-registration of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. All of our facilities are presently capable of using a new preservative to treat wood products.

In addition to the EPA review, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. On February 7, 2003, the CPSC issued a staff report on its study of the risks of children playing on treated playsets. The study does not recommend removal of product, and proposes the CPSC take no further action until the EPA concludes its assessment. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in its February 2002 press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain expenses incurred in the defense of these claims, we have not formally accepted liability of these costs. We, along with others in the industry, were previously named as a defendant in the purported class action lawsuit in Louisiana. We have been dismissed from this litigation.

In addition, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported.

On December 28, 2002, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these legal proceedings.

Basis of Presentation

When considering year-over-year growth statistics, it is important to note that our fiscal years 2002 and 2001 were comprised of 52 weeks, compared to 53 weeks in 2000.

Critical Accounting Policies

In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. We continually review our accounting policies and financial information disclosures. Following is a summary of our more significant accounting policies that require the use of estimates and judgments in preparing the financial statements.

ACCOUNTS RECEIVABLE ALLOWANCES

We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances.

SELF-INSURANCE RESERVES

We are significantly self-insured for general liability, automobile, workers' compensation and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements at December 28, 2002. Our accounting policies with respect to the reserves are as follows:

- General liability, automobile and workers' compensation reserves are accrued based on actuarial valuations of the expected future liabilities.

- Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics and trends.

- The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities. The reserve for potential undetected environmental matters is actuarially determined. (See Environmental Considerations and Regulations.)

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. In addition, we test goodwill for impairment by utilizing the discounted cash flow method, as well as comparing the results to other widely acceptable valuation methods.

Forward Outlook

The following section contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management, together with information available to us when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth in the "Risk Factors" section of this report and certain economic and business factors which may be beyond our control. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

DIY/RETAIL MARKET

The *Building Material Research Institute* forecasts an increase in retail sales from home centers and building supply outlets totaling over 7% in 2003. In addition, the consolidation within the DIY/retail industry is expected to continue as top performers continue to obtain additional market share. We feel we are in a position to continue to capitalize on these industry conditions as a result of our national presence, service capabilities that meet stringent customer requirements, and diversified product offering. We believe the following factors will help us achieve our growth objectives in 2003:

- We purchased a facility from Quality in November 2002 which produces Everx® composite decking.

- We entered into an exclusive treating services agreement with Quality, allowing us to increase our sales of treated wood products in the Midwest.

- We were awarded deck and fence installation business in several new regional markets.

Notwithstanding the information above, our long-term growth objectives may be impacted by the conversion to a new chemical used to preserve wood products. On February 12, 2002, the EPA announced that the registered manufacturers of CCA had agreed to voluntarily limit the future residential uses of CCA treated wood products by December 31, 2003. CCA treated products will still be permitted for a variety of industrial and non-residential applications. We will work closely with our customers in 2003 to achieve an orderly transition, however, if consumer demand for the new preservative is not as strong as the demand for the CCA treated products, it could have a significant adverse impact on our results of operations. (See Environmental Considerations and Regulations.)

SITE-BUILT CONSTRUCTION MARKET

As a result of higher unemployment levels and other economic factors, we expect the site-built construction market to be slightly "softer" than it was in 2002. However, we believe we will obtain additional market share in 2003 as a result of planned expansion into new geographic markets, a new truss manufacturing operation in Modesto, CA and a new venture to provide framing services for the multi-family construction market.

On a long-term basis, we believe the sale of engineered wood products will continue to grow because of the benefits these products provide builders over traditional carpentry methods employed on the job site, including cost advantages through more efficient labor, and consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.

We expect that business acquisitions will play a major role in our future growth in this market.

MANUFACTURED HOUSING MARKET

Manufactured Home Merchandiser, in its January 2003 edition, forecasted an increase in industry shipments to retailers of approximately 2% in 2003 reflecting a continuation of tight credit conditions, repossessions and weak economic factors. We believe we will maintain our current market share of trusses produced for HUD code homes and plan to continue efforts to gain share in the modular market.

INDUSTRIAL AND OTHER

One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. On a long-term basis, we plan to evaluate strategic acquisition opportunities.

GROSS PROFIT

We believe the following factors may impact our gross profits in the future:

- We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control. (See Impact of the Lumber Market on Our Operating Results.)
- Our ability to increase sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.
- The conversion to a new chemical to preserve wood products may impact our margins in the event consumer demand for the new preservatives is not as strong as the demand for CCA treated products. The new chemical is expected to increase the cost of our products by approximately 10-20%. (See Environmental Considerations and Regulations.)
- We expect activity in the site-built construction market to be "softer" in 2003. This may cause pressure on pricing and gross margins in certain regions.
- Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See Impact of the Lumber Market on Our Operating Results.)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A costs have increased as a percentage of sales in recent years, in part, due to acquisitions of engineered wood product manufacturers which have extensive engineering and design costs. SG&A costs as a percentage of sales may continue to increase in the future as sales of engineered wood products and specialty wood packaging become a greater percentage of our total business. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend approximately $42 million on capital expenditures in 2003 and incur depreciation and amortization of approximately $27 million. Besides "maintenance" capital expenditures totaling approximately $22 million, we plan to spend an additional $20 million to expand the business and create operating efficiencies.

We have no present intention to change our dividend policy, which is currently $0.045 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.7 million shares as of December 28, 2002.

We are obligated to pay amounts due on long-term debt totaling approximately $6.5 million in 2003.

We have a $200 million unsecured revolving credit facility used to support certain outstanding letters of credit and fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements will consume an additional $80 million of this availability through June of 2003 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements by using this revolving credit facility.

Report of Independent Auditors

To The Shareholders and Board of Directors of Universal Forest Products, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 28, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Universal Forest Products, Inc. for the year ended December 29, 2001 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 28, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Universal Forest Products, Inc. as of December 29, 2001, and for the year then ended, were audited by other auditors who have ceased operations. As described in Note C, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, *Goodwill and Other Intangible Assets,* which was adopted by the Company as of December 30, 2001. Our audit procedures with respect to the adjusted net earnings and adjusted earnings-per-share as shown on the consolidated statement of earnings and as described in Note C with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 as shown on the consolidated statement of earnings and described in Note C are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note C to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Grand Rapids, Michigan
January 24, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 29, 2001. This opinion has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Universal Forest Products, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. (a Michigan Corporation) and subsidiaries as of December 29, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 29, 2001 and the results of their operations and their cash flows for the year ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Grand Rapids, Michigan
January 25, 2002

Independent Auditors' Report

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the related consolidated statements of earnings, shareholders' equity, and cash flows for the fiscal year ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the results of their operations and their cash flows for the fiscal year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Grand Rapids, Michigan
January 29, 2001

Consolidated Balance Sheets

(In thousands, except share data)

	Note	December 28, 2002	December 29, 2001
Assets			
CURRENT ASSETS:			
Cash and cash equivalents		$ 13,454	$ 22,887
Restricted cash equivalents		1,383	
Accounts receivable (net of allowances of $2,427 and $1,803)		105,217	86,256
Inventories:			
Raw materials		83,557	41,061
Finished goods		82,449	79,708
		166,006	120,769
Other current assets		2,041	2,546
Prepaid income taxes	M	5,075	1,629
Deferred income taxes	M	921	879
TOTAL CURRENT ASSETS		294,097	234,966
OTHER ASSETS	F, K	6,738	11,585
GOODWILL	B, C	126,299	119,550
NON-COMPETE AND LICENSING AGREEMENTS (net of accumulated amortization of $2,463 and $3,644)	B, C	4,516	3,446
PROPERTY, PLANT AND EQUIPMENT:			
Land and improvements	E	47,102	41,188
Buildings and improvements	E	113,316	103,233
Machinery, equipment and office furniture	E	157,004	139,704
Construction in progress		11,077	2,758
		328,499	286,883
Less accumulated depreciation and amortization	E	(125,355)	(105,221)
PROPERTY, PLANT AND EQUIPMENT, NET		203,144	181,662
TOTAL ASSETS		$ 634,794	$ 551,209
Liabilities and Shareholders' Equity			
CURRENT LIABILITIES:			
Short-term debt	D	$ 1,758	$ 1,402
Accounts payable		57,515	46,862
Accrued liabilities:			
Compensation and benefits	L	36,610	34,029
Other		6,463	8,187
Current portion of long-term debt and capital lease obligations	D, E	6,495	20,415
TOTAL CURRENT LIABILITIES		108,841	110,895
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	D, E	235,319	154,370
DEFERRED INCOME TAXES	M	13,328	9,580
OTHER LIABILITIES	F, N	14,306	9,502
TOTAL LIABILITIES		371,794	284,347
TEMPORARY SHAREHOLDERS' EQUITY:			
Value of shares subject to redemption agreement; 2,000,000 shares issued and outstanding	G		36,000
SHAREHOLDERS' EQUITY:			
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none			
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 17,741,982 and 17,787,860	G, H, I, J	17,742	17,788
Additional paid-in capital	G, H, J	82,139	80,994
Retained earnings		164,221	132,677
Accumulated other comprehensive earnings		299	558
		264,401	232,017
Officers' stock notes receivable	J	(1,401)	(1,155)
TOTAL SHAREHOLDERS' EQUITY		263,000	230,862
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 634,794	$ 551,209

See notes to consolidated financial statements.

Consolidated Statements of Earnings

(In thousands, except per share data)

	Note	Year Ended December 28, 2002	December 29, 2001	December 30, 2000
NET SALES		$1,639,899	$1,530,353	$1,387,130
COST OF GOODS SOLD	E,L	1,409,489	1,318,874	1,200,117
GROSS PROFIT		230,410	211,479	187,013
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	C,E,H,K,L	158,299	145,722	124,391
EARNINGS FROM OPERATIONS		72,111	65,757	62,622
INTEREST, NET:				
Interest expense	D	11,375	12,043	12,804
Interest income	J	(297)	(586)	(557)
Gain on sale of assets		(1,082)		
		9,996	11,457	12,247
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN EARNINGS OF INVESTEE		62,115	54,300	50,375
INCOME TAXES	M	22,983	19,612	19,218
EARNINGS BEFORE MINORITY INTEREST AND EQUITY IN EARNINGS OF INVESTEE		39,132	34,688	31,157
MINORITY INTEREST		(2,495)	(1,792)	(750)
EQUITY IN EARNINGS OF INVESTEE			246	31
REPORTED NET EARNINGS		36,637	33,142	30,438
ADD: Goodwill amortization, net of tax			2,997	2,452
ADJUSTED NET EARNINGS		$ 36,637	$ 36,139	$ 32,890
REPORTED EARNINGS PER SHARE — BASIC		$ 2.04	$ 1.68	$ 1.52
ADD: Goodwill amortization, net of tax			0.15	0.12
ADJUSTED EARNINGS PER SHARE — BASIC		$ 2.04	$ 1.83	$ 1.64
REPORTED EARNINGS PER SHARE — DILUTED		$ 1.97	$ 1.63	$ 1.49
ADD: Goodwill amortization, net of tax			0.15	0.12
ADJUSTED EARNINGS PER SHARE — DILUTED		$ 1.97	$ 1.77	$ 1.61
WEIGHTED AVERAGE SHARES OUTSTANDING		17,922	19,774	20,086
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS		18,619	20,377	20,477

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Officers' Stock Notes Receivable	Total
Balance at December 25, 1999	**$20,212**	**$78,625**	**$115,327**	**$1,033**	**$ (635)**	**$214,562**
Comprehensive earnings:						
Net earnings			30,438			
Foreign currency translation adjustment				(173)		
Total comprehensive earnings						30,265
Cash dividends — $.080 per share			(1,605)			(1,605)
Issuance of 79,664 shares under employee stock plans	80	400				480
Issuance of 2,100 shares under stock grant programs	2	30				32
Repurchase of 635,411 shares	(635)		(7,515)			(8,150)
Tax benefits from non-qualified stock options exercised		5				5
Issuance of officers' stock notes receivable	60	740			(800)	0
Payments received on officers' stock notes receivable					180	180
Balance at December 30, 2000	**$19,719**	**$79,800**	**$136,645**	**$ 860**	**$(1,255)**	**$235,769**
Comprehensive earnings:						
Net earnings			33,142			
Foreign currency translation adjustment				(302)		
Total comprehensive earnings						32,840
Cash dividends — $.085 per share			(1,683)			(1,683)
Issuance of 164,764 shares under employee stock plans	165	705				870
Issuance of 13,464 shares under stock grant programs	13	173				186
Repurchase of 109,482 shares	(109)		(1,427)			(1,536)
Tax benefits from non-qualified stock options exercised		316				316
Transfer to temporary equity	(2,000)		(34,000)			(36,000)
Payments received on officers' stock notes receivable					100	100
Balance at December 29, 2001	**$17,788**	**$80,994**	**$132,677**	**$ 558**	**$(1,155)**	**$230,862**
Comprehensive earnings:						
Net earnings			36,637			
Foreign currency translation adjustment				(259)		
Total comprehensive earnings						36,378
Cash dividends — $.090 per share			(1,605)			(1,605)
Issuance of 133,125 shares under employee stock plans	133	710				843
Issuance of 7,877 shares under stock grant programs	8	125				133
Repurchase of 199,435 shares	(199)		(3,488)			(3,687)
Tax benefits from non-qualified stock options exercised		22				22
Issuance of officers' stock notes receivable	12	288			(300)	0
Payments received on officers' stock notes receivable					54	54
Balance at December 28, 2002	**$17,742**	**$82,139**	**$164,221**	**$ 299**	**$(1,401)**	**$263,000**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Note	Year Ended December 28, 2002	December 29, 2001	December 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings		$ 36,637	$ 33,142	$ 30,438
Adjustments to reconcile net earnings to net cash from operating activities:				
Depreciation	E	23,474	20,101	17,659
Amortization of intangibles	B, C	1,165	4,375	3,803
Deferred income taxes	M	3,102	4,587	237
Net loss on sale or impairment of property, plant and equipment		702	1,445	422
Changes in:				
Accounts receivable		(16,489)	(11,753)	14,134
Inventories		(40,780)	10,051	13,001
Accounts payable		9,638	9,891	(12,099)
Accrued liabilities and other		(820)	6,217	(590)
NET CASH FROM OPERATING ACTIVITIES		16,629	78,056	67,005
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property, plant and equipment		(31,351)	(22,748)	(29,436)
Purchase of licensing agreements		(2,000)		
Acquisitions, net of cash received	B	(17,540)	(49,534)	(32,557)
Proceeds from sale of property, plant and equipment		2,862	2,497	1,040
Advances on notes receivable			(886)	(500)
Collection of notes receivable		961	945	432
Restricted cash equivalents		(1,383)	1,364	(1,364)
Purchases of other assets		(321)	(132)	(306)
NET CASH FROM INVESTING ACTIVITIES		(48,772)	(68,494)	(62,691)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net borrowings of short-term debt and revolving credit facilities	D	14,286	23,129	4,090
Proceeds from issuance of long-term debt	D	58,700	2,500	7,045
Repayment of long-term debt	D	(8,482)	(10,697)	(7,888)
Proceeds from issuance of common stock	H, I	843	870	480
Distributions to minority shareholder		(1,345)	(1,650)	
Dividends paid to shareholders		(1,605)	(1,683)	(1,605)
Repurchase of common stock	H	(39,687)	(1,536)	(8,150)
NET CASH FROM FINANCING ACTIVITIES		22,710	10,933	(6,028)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(9,433)	20,495	(1,714)
CASH AND CASH EQUIVALENTS,BEGINNING OF YEAR		22,887	2,392	4,106
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 13,454	$ 22,887	$ 2,392
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:				
Cash paid during the year for:				
Interest	D	$ 11,388	$ 12,303	$ 12,721
Income taxes	M	22,827	14,911	17,369
NON-CASH INVESTING ACTIVITIES:				
Property, plant and equipment acquired through capital leases	E		247	220
Officers' stock notes receivable	J	300		800
NON-CASH FINANCING ACTIVITIES:				
Note payable exchanged for non-compete	B	2,069		
Accounts receivable exchanged for a note receivable				441

See notes to consolidated financial statements.

A. Summary of Significant Accounting Policies

OPERATIONS

We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the do-it-yourself/retail ("DIY/retail"), site-built construction, manufactured housing, industrial and other markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for less than 50% owned affiliates.

INVESTMENT IN AFFILIATE

On December 18, 1998, one of our subsidiaries acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of moldings and millwork products. Pinelli operates out of one facility in Durango, Durango, Mexico. We exchanged $3.0 million for our initial ownership interest of Pinelli, and accounted for our investment utilizing the equity method of accounting. In addition, we retained an option to acquire an additional 5% interest in Pinelli for $1 million. This option was extended and exercised on January 15, 2002. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. (See Note B.)

MINORITY INTEREST IN SUBSIDIARIES

Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest included in "Other Liabilities" reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of dividends paid.

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2002, 2001 and 2000 relate to the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. Fiscal years 2002 and 2001 were comprised of 52 weeks, and fiscal year 2000 was comprised of 53 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments.* Significant differences in fair market values and recorded values are disclosed in Note D. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of December 28, 2002. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.

As a result of our cash management system, checks issued but not presented to our bank for payment creates negative cash balances. These negative balances are included in trade accounts payable and totaled $23.9 million and $18.8 million as of December 28, 2002 and December 29, 2001, respectively.

RESTRICTED CASH EQUIVALENTS

Unexpended proceeds from certain borrowings, that are restricted as to use, have been excluded from cash and cash equivalents. This cash is restricted for future capital projects financed with industrial development revenue bonds.

ACCOUNTS RECEIVABLE

We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are generally due within 30 days.

INVENTORIES

Inventories are stated at the lower of average cost or market. The cost of inventories includes raw materials, direct labor and manufacturing overhead. Cost is determined on a first-in, first-out (FIFO) basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Amortization of assets held under capital leases is included in depreciation and amortized over the shorter of the estimated useful life of the asset or the lease term. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15 to 31.5 years
Land improvements	5 to 15 years
Machinery, equipment and office furniture	3 to 8 years

FOREIGN CURRENCY TRANSLATION

Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders' equity.

SELF-INSURANCE RESERVES

We are significantly self-insured for general liability, automobile, workers' compensation, and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements at December 28, 2002. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs and changes in claims experience could cause these estimates to change in the future.

INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE ALLOWANCES

Revenue is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $2.4 million, $1.4 million and $1.5 million, for 2002, 2001 and 2000, respectively.

CUSTOMER REBATES

In 2001, the Emerging Issues Task Force ("EITF") released its consensus on Issue No. 00-22, *Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future* ("EITF 00-22"). This consensus provides guidance on the classification of expenses related to customer rebate and refund obligations. We adopted EITF 00-22 effective with the first quarter 2001 and have reclassified prior periods to include customer rebates as a component of net sales.

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted (see Note I) utilizing the "treasury stock" method.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2002			2001			2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Earnings	$36,637			$33,142			$30,438		
EPS — Basic									
Income available to common stockholders	36,637	17,922	$2.04	33,142	19,774	$1.68	30,438	20,086	$1.52
Effect of Dilutive Securities									
Options		697			603			391	
EPS — Diluted									
Income available to common stockholders and assumed options exercised	$36,637	18,619	$1.97	$33,142	20,377	$1.63	$30,438	20,477	$1.49

Options to purchase 749,771 shares of common stock at exercise prices ranging from $21.84 to $36.01 were outstanding at December 28, 2002, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

Options to purchase 399,548 shares of common stock at exercise prices ranging from $19.75 to $36.01 were outstanding at December 29, 2001, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

Options to purchase 633,160 shares of common stock at exercise prices ranging from $13.18 to $36.01 were outstanding at December 30, 2000, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

LONG-LIVED ASSETS

Prior to December 30, 2001, we evaluated the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets in accordance with the provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121"). If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss was recognized for the excess of the carrying value over the fair value. The estimated fair value was determined by discounting the expected future cash flows at a rate that would have been required for a similar investment with like risks.

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 supercedes SFAS 121, and the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS 144 retains the provisions of SFAS 121 for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The impact of adopting this standard has not been significant to our consolidated financial statements.

STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation,* ("SFAS 123"), we continue to apply the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2002, 2001 and 2000 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

	2002	2001	2000
Net Earnings:			
As Reported	$36,637	$33,142	$30,438
Deduct: Compensation expense — fair value method	(1,367)	(1,371)	(648)
Pro Forma	$35,270	$31,771	$29,790
EPS — Basic:			
As Reported	$ 2.04	$ 1.68	$ 1.52
Pro Forma	$ 1.97	$ 1.61	$ 1.48
EPS — Diluted:			
As Reported	$ 1.97	$ 1.63	$ 1.49
Pro Forma	$ 1.92	$ 1.56	$ 1.45

The fair value of each option granted in 2002, 2001 and 2000 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2002	2001	2000
Risk Free Interest Rate	4.6%	4.6%	6.2%
Expected Life	5.0 years	4.5 years	6.1 years
Expected Volatility	27.52%	26.62%	27.09%
Expected Dividend Yield	0.40%	0.40%	0.40%

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We believe our estimates to be reasonable; however, actual results could differ from these estimates.

RECLASSIFICATIONS

Certain reclassifications have been made in the 2001 and 2000 consolidated financial statements to conform to the classifications used in 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 addresses the timing of recognition and the related measurement of the costs associated with an exit or disposal activity that does not involve a discontinued operation. SFAS 146 requires that such costs that do not involve a discontinued operation should be included in income from continuing operations before income taxes in the income statement. Costs associated with an exit or disposal activity that involves a discontinued operation shall be included in the results of discontinued operations. SFAS 146 is effective for exit activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 changes current practice in accounting for, and disclosure of, guarantees. FIN 45 will require certain guarantees to be recorded at fair value on our balance sheet, which is a change from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, *Accounting for Contingencies.* FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The disclosure requirements of FIN 45 are effective immediately and are included in Note N to the consolidated financial statements. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

B. Business Combinations

Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. For business combinations prior to June 30, 2001, we amortized goodwill on a straight-line basis over periods ranging from 20 to 40 years. Non-compete and licensing agreements are amortized on a straight-line basis over the term of the agreements. In July 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"). SFAS 141 supercedes APB No. 16, *Business Combinations,* and requires that all business combinations be accounted for using the purchase method and further clarifies the criteria to recognize intangible assets separately from goodwill. The results of operations of each acquisition is included in our consolidated financial statements since the date it was acquired.

On November 4, 2002, one of our subsidiaries acquired a facility from Quality Wood Treating Co., Inc. ("Quality") in Prairie du Chien, WI, which produces Everx® composite decking. The total purchase price for the real estate, equipment, inventory, and intangible assets was approximately $14.7 million. Quality had composite decking net sales in fiscal 2001 totaling approximately $2 million. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS 141.

In addition, we entered into a treating services agreement with Quality. Under the terms of this agreement, we purchased substantially all of the inventory of Quality for approximately $7.5 million, Quality agreed to provide exclusive treating services to us for a five year term, and we have agreed to monthly and annual minimum volumes.

On September 9, 2002, one of our subsidiaries acquired certain assets of J.S. Building Products, Inc., a site-built component manufacturer in Modesto, CA. The total purchase price for the assets was approximately $2.2 million. On

October 22, 2002, we purchased the real property from J.S. Building Products, Inc. where the operation is located. The total purchase price was $1.9 million. J.S. Building Products, Inc. had net sales of approximately $5 million in 2001. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS 141.

On April 10, 2002, one of our subsidiaries acquired certain assets and entered into an exclusive licensing agreement with Inno-Tech Plastics, Inc. ("Inno-Tech"), which operates one facility in Springfield, IL. The total purchase price for these assets was approximately $4.1 million, allocating $2.1 million to net assets acquired and $2.0 million to a licensing agreement. Inno-Tech had net sales in fiscal 2001 totaling approximately $1.3 million.

On January 15, 2002, one of our subsidiaries acquired an additional 5% interest in Pinelli, increasing our ownership to 50%. The purchase price for the additional 5% was approximately $0.9 million, allocating $0.3 million to net assets acquired and $0.6 million to goodwill. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. In 2001, Pinelli had net sales of $31 million and net earnings of $0.6 million. In 2001 and 2000, we accounted for Pinelli under the equity method.

On October 15, 2001, one of our subsidiaries acquired the assets of P&R Truss Company, Inc. and the stock of P&R Truss-Sidney, Inc. (collectively "P&R"). P&R has plants in Auburn, Chaffee, Hudson and Sidney, NY. The total purchase price was approximately $21.0 million, allocating $10.4 million to net assets acquired, $0.7 million to non-compete agreements, and the remaining $9.9 million to goodwill. P&R had net sales in fiscal 2000 totaling approximately $23 million.

On June 1, 2001, three of our subsidiaries acquired certain assets of the Superior Truss Division of Banks Corporation ("Superior"). The assets include operations in Syracuse, IN and Minneota, MN. The total purchase price for the assets was approximately $11.0 million. Superior had net sales in fiscal 2000 totaling approximately $20 million.

On April 3, 2001, several of our subsidiaries acquired certain assets of the Sunbelt Wood Component Division ("Sunbelt") of Kevco, Inc. The assets included operations in New London, NC; Haleyville, AL; Ashburn, GA; and Glendale, AZ. The total purchase price for the assets was approximately $7.8 million. Sunbelt had net sales in fiscal 2000 totaling approximately $63 million.

On March 2, 2001, one of our subsidiaries acquired the remaining 50% of the stock of ECJW Holdings. The purchase price for this remaining 50% was approximately $3.5 million, allocating $1.1 million to net assets acquired and $2.4 million to goodwill.

On February 28, 2001, one of our subsidiaries acquired 50% of the assets of D&R Framing Contractors ("D&R") of Englewood, CO for approximately $7.6 million. D&R had net sales in fiscal 2000 totaling approximately $44 million.

The acquisitions in 2002 were not significant to the operating results individually nor in the aggregate, and thus pro forma results are not presented. The following unaudited pro forma consolidated results of operations for the year ended December 29, 2001 assumes the acquisitions of P&R, Superior and D&R occurred as of the beginning of the periods presented (in thousands, except per share data).

	Year Ended December 29, 2001
Net sales	$1,559,756
Net earnings	$ 34,739
Earnings per share:	
Basic	$ 1.76
Diluted	$ 1.70
Weighted average shares outstanding:	
Basic	19,774
Diluted	20,377

The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results. Pro forma results are not presented for Sunbelt. We purchased certain assets of this operation out of Chapter 11 bankruptcy. As a result of substantial changes in the operations and customer base, pro forma results are not meaningful.

C. Goodwill and Other Intangible Assets

Effective December 30, 2001, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized; however, tests for impairment are performed annually and if a triggering event occurs. The effect of applying the non-amortization provisions of SFAS 142 in 2001 and 2000 are shown separately on the accompanying consolidated statement of earnings. We tested for transition as well as annual impairment by utilizing the discounted cash flow method, as well as comparing the results to other widely acceptable valuation methods, none of which resulted in impairment of goodwill.

On December 28, 2002, non-compete assets totaled $4.7 million with accumulated amortization totaling $2.1 million, and licensing agreements totaled $2.3 million with accumulated amortization of $0.4 million.

Amortization expense for intangibles totaled $1.2 million for the year ended December 28, 2002. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2003	$997
2004	997
2005	997
2006	928
2007	415
Thereafter	182

The changes in the net carrying amount of goodwill for the year ended December 28, 2002 are as follows (in thousands):

Balance as of December 29, 2001	$119,550
Goodwill acquired	6,386
Foreign currency translation effects and other, net	363
Balances as of December 28, 2002	$126,299

D. Debt

On December 18, 2002, we completed a $55 million private placement of senior unsecured notes payable. The notes have an average life of over nine years and an average interest rate of 6.0%.

On November 25, 2002, we completed a three-year, $200 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $175 million and $20 million Canadian facilities. Borrowings under the revolver are charged interest at a rate of 125 basis points over the applicable Eurodollar rate. The average borrowing rate on these facilities in 2002 was 2.3%. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

On November 30, 2000, we completed an unsecured revolving credit facility totaling $20 million Canadian. Borrowings under the revolver were charged interest at a rate of 75 basis points over the bankers acceptance rate in 2001. The amount outstanding under the facility is included in the long-term debt summary below.

On November 13, 1998, we completed a five-year, $175 million unsecured revolving credit facility which includes amounts reserved for letters of credit. Borrowings under the revolver were charged interest at a rate of 50 basis points over the applicable Eurodollar rate. The average borrowing rates on this facility in 2001 and 2000 were 4.7% and 7.1%, respectively. The amount outstanding under the revolving credit facility is included in the long-term debt summary below.

Outstanding letters of credit extended on our behalf aggregated $31.1 million on December 28, 2002, which includes approximately $18.3 million related to industrial development revenue bonds.

Long-term debt and capital lease obligations are summarized as follows on December 28, 2002 and December 29, 2001 (amounts in thousands):

	2002	2001
1994 Senior unsecured notes, $5,714,000 due annually commencing May 1998 through May 2004, interest due semi-annually at 7.15%	$ 11,429	$ 17,143
Series 1998-A Senior Notes Tranche A, due on December 21, 2005, interest payable semi-annually at 6.69%	21,500	21,500
Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable semi-annually at 6.98%	59,500	59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable semi-annually at 6.98%	19,000	19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%	15,000	
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	40,000	
Revolving credit facility totaling $200 million due on November 25, 2005, interest due monthly at a floating rate (2.01% on December 28, 2002)	53,383	
Revolving credit facility totaling $175 million		26,883
Revolving credit facility totaling $20 million Canadian		11,974
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest payable monthly at a floating rate (1.88% on December 28, 2002)	1,300	1,300
Series 1999 Industrial Development Revenue Bonds, due on July 1, 2029, interest payable monthly at a floating rate (1.79% on December 28, 2002)	2,400	2,400
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.65% on December 28, 2002)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (1.78% on December 28, 2002)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate (1.79% on December 28, 2002)	2,400	2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (1.75% on December 28, 2002)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (1.72% on December 28, 2002)	3,700	
Capital lease obligations, interest imputed at rates ranging from 7.25% to 8.00%	226	2,581
Other	3,476	1,604
	241,814	174,785
Less current portion	6,495	20,415
Long-term portion	$235,319	$154,370

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 28, 2002.

On December 28, 2002, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2003	$ 6,495
2004	6,225
2005	75,362
2006	477
2007	430
Thereafter	152,825
	$241,814

On December 28, 2002, the estimated fair value of our long-term debt, including the current portion, was $248.5 million, which was $6.7 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. The estimated fair value of short-term debt included in current liabilities approximated the carrying value. This short-term debt is an operating line of credit held by one of our subsidiaries, which bears interest at the bank's prime lending rate plus 150 basis points (6.00% at December 28, 2002), and is collateralized by our subsidiaries' inventory and accounts receivable.

E. Leases

Leased property included in the balance sheet on December 28, 2002 and December 29, 2001 is as follows (in thousands):

	2002	2001
Land and improvements	$ 19	$ 19
Buildings and improvements	161	161
Machinery and equipment	392	3,335
	572	3,515
Less accumulated amortization	(168)	(559)
	$ 404	$2,956

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles and equipment under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancellable leases on December 28, 2002 are as follows (in thousands):

	Capital Leases	Operating Leases	Total
2003	$ 85	$ 8,982	$ 9,067
2004	56	6,747	6,803
2005	59	4,677	4,736
2006	58	2,499	2,557
2007		757	757
Subsequent		94	94
Total minimum lease payments	258	$23,756	$24,014
Less imputed interest	(32)		
Present value of minimum lease payments	$226		

Rent expense was approximately $12.7 million, $11.2 million and $9.2 million in 2002, 2001 and 2000, respectively.

F. Deferred Compensation

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies are included in "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. Investments in shares of our stock are made on a "phantom stock" basis, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.9 million on December 28, 2002 and December 29, 2001, and are included in "Other Assets." Related liabilities totaled $3.4 million and $3.1 million on December 28, 2002 and December 29, 2001, respectively, and are included in "Other Liabilities." The assets are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of the phantom stock which is recorded at the market value on the date of deferral.

G. Stock Redemption Agreement

During 2001, we entered into an agreement with our largest shareholder for the future redemption of 2 million shares of our outstanding stock at a price of $18 per share. The cost of the redemption was funded by our revolving credit facilities.

The shares subject to the agreement were classified on the balance sheet under temporary equity. On December 29, 2001, the shares subject to redemption were considered outstanding for the purpose of determining weighted average shares outstanding.

The redemption was completed on January 15, 2002.

H. Common Stock

On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2005 through 2008.

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted 798 shares, 1,552 shares and 400 shares of stock under this Plan in 2002, 2001 and 2000, respectively, and recognized the market value of the shares at the date of issuance as an expense.

In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). In April 2002, shareholders approved the 2002 Employee Stock Purchase Plan ("2002 Stock Purchase Plan") to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2002, 2001 and 2000, 13,125 shares, 12,264 shares and 19,664 shares, respectively, were issued under this Plan for amounts totaling approximately $243,000, $183,000 and $227,000, respectively.

The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, and is increased for dividends declared. We have accrued, in "Accrued Liabilities — Other," approximately $370,000 and $300,000 on December 28, 2002 and December 29, 2001, respectively, for amounts incurred under this Plan.

In January 1997, we instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2002, 2001 and 2000, we issued 1,400 shares, 1,500 shares and 1,700 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense.

On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan (the "1999 Plan") to succeed the 1997 Long Term Stock Incentive Plan (the "1997 Plan"). The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2002, 2001 and 2000, we granted stock options for 576,769 shares, 390,597 shares and 505,934 shares, respectively.

As of December 28, 2002, a total of 3,113,864 shares are reserved for issuance under the plans mentioned above and under Note I below.

On October 21, 1998, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 1,800,000 shares of our common stock. On October 18, 2000 and November 14, 2001, the Board of Directors authorized an additional 1,000,000 shares and 2,500,000 shares, respectively, to be repurchased under the program. In 2002, 2001 and 2000, we repurchased 2,199,435 shares, 109,482 shares and 635,411 shares, respectively, under these programs.

I. Stock Options and Stock-Based Compensation

Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by us at the date of exercise.

Options were granted in 2000 at exercise prices which equaled or exceeded the market prices on the date of grant. Options to purchase 40,000 shares were granted in 2000 with a weighted average exercise price of $21.56 per share and a weighted average fair market price of $14.75 on the date of the grant. Options were granted in 2002 and 2001 with exercise prices which were equal to the market prices on the date of grant.

Stock option activity since the end of 1999 is summarized as follows:

	Shares of Common Stock Attributable to Options	Weighted Average Exercise Price of Options	Weighted Average Fair Value of Options Granted
Outstanding on December 25, 1999	1,317,515	$12.66	
Granted	505,934	$13.22	$4.67
Exercised	(60,000)	$ 4.25	
Forfeited	(101,911)	$15.96	
Outstanding on December 30, 2000	1,661,538	$12.95	
Granted	390,597	$14.13	$4.15
Exercised	(152,500)	$ 4.50	
Forfeited	(187,901)	$11.20	
Outstanding on December 29, 2001	1,711,734	$14.15	
Granted	576,769	$22.48	$7.09
Exercised	(120,000)	$ 5.00	
Forfeited	(62,629)	$17.02	
Outstanding on December 28, 2002	2,105,874	$16.86	

Options to purchase 20,000 shares were exercisable at December 28, 2002 with a weighted average price of $20.03. No options were exercisable on either December 29, 2001 or December 30, 2000. The following table summarizes information concerning options on December 28, 2002:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life
$4.25 — $10.00	250,000	4.02
$10.01 — $14.00	484,279	3.36
$14.01 — $18.00	393,713	3.33
$18.01 — $21.00	198,111	2.50
$21.01 — $23.00	454,771	4.89
$23.01 — $25.00	215,000	6.65
$25.01 — $36.01	110,000	9.27
	2,105,874	

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123* ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

J. Officers' Stock Notes Receivable

Officers' stock notes receivable represent notes obtained by us from certain officers for the purchase of our common stock. On April 30, 2002, we sold 12,555 shares of common stock to three officers in exchange for additional notes receivable totaling approximately $300,000. On April 21, 2000, we sold 60,376 shares of common stock to eight officers in exchange for additional notes receivable totaling almost $800,000. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). Each loan is evidenced by a promissory note from the participating officer and is secured by all of the shares purchased with the loan proceeds. All loans are recourse loans. On December 28, 2002, payments on the notes are due as follows (in thousands):

2003	$ 99
2004	57
2005	61
2006	173
2007	189
Thereafter	822
	$1,401

As of August 1, 2002, we no longer issue notes to executive officers under this program.

K. Life Insurance

In September 1995, we acquired a second-to-die life insurance policy on our Chairman of the Board and his spouse, our largest shareholders. The death benefit on the policy totals $8.7 million and we are the beneficiary. We also maintain an officer's life insurance policy on the Chairman with a death benefit of $1.3 million. The cash surrender value on these policies on December 28, 2002 and December 29, 2001 is included in "Other Assets."

L. Retirement Plans

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We contributed approximately $384,000, $682,000 and $546,000 in 2002, 2001 and 2000, respectively. In addition, we matched 50% of employee contributions in 2002, 2001 and 2000, on a discretionary basis, totaling $2.1 million, $1.8 million and $1.7 million in 2002, 2001 and 2000, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $11,000.

In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $583,000, $586,000 and $509,000 in 2002, 2001 and 2000, respectively.

M. Income Taxes

Income tax provisions for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 are summarized as follows (in thousands):

	2002	2001	2000
Currently payable:			
Federal	$17,196	$12,801	$16,688
State and local	2,590	1,385	1,781
Foreign	(509)	421	505
	19,277	14,607	18,974
Net Deferred:			
Federal	1,753	4,430	(263)
State and local	462	447	(189)
Foreign	1,491	128	696
	3,706	5,005	244
	$22,983	$19,612	$19,218

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	3.2	2.2	2.1
Goodwill		1.1	1.2
Effect of minority owned interest in earnings of D&R	(1.0)	(0.9)	
Other, net	(0.2)	(1.3)	(0.2)
Effective income tax rate	37.0%	36.1%	38.1%

We have no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $8.2 million on December 28, 2002 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $948,000 would have been required.

Temporary differences which give rise to deferred tax assets and (liabilities) on December 28, 2002 and December 29, 2001 are as follows (in thousands):

	2002	2001
Employee benefits	$ 4,369	$ 4,483
Foreign subsidiary net operating loss	64	253
Depreciation	(13,002)	(11,104)
Inventory	(480)	257
Accrued expenses	548	661
All other, net	(3,234)	(2,592)
	(11,735)	(8,042)
Valuation allowance	(672)	(659)
	$(12,407)	$ (8,701)

The valuation allowance consists of a capital loss carryforward we have related to a prior investment in a wholly-owned subsidiary, UFP de Mexico. We do not anticipate realizing a future benefit from this loss carryforward, therefore, we have established an allowance for the entire amount of the future benefit. This carryforward will expire at the end of 2005. The foreign subsidiary net operating loss carryforward also expires in 2005.

N. COMMITMENTS, CONTINGENCIES AND GUARANTEES

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Insurance reserves have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Schertz, TX wood preservation facilities. In August of 2002, we purchased property in Thornton, CA on which several old buildings existed. The environmental assessment indicated that these buildings contained small amounts of asbestos. A reserve has been established to cover the removal of the asbestos. Since we determined we will no longer operate the North East, MD facility as a wood preservation location, during the third quarter of 2002 we completed the process of closing the conditioning pad, in accordance with applicable regulations and the reserve was reduced accordingly.

Including amounts from the captive insurance company, we have reserved amounts totaling approximately $1.9 million and $2.4 million on December 28, 2002 and December 29, 2001, respectively, representing the estimated costs to complete remediation efforts.

As part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber. On February 12, 2002, the EPA announced that the manufacturers of CCA preservative agreed to the re-registration of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. All of our facilities are presently capable of using a new preservative to treat wood products.

In addition to the EPA review, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. On February 7, 2003, the CPSC issued a staff report on its study of the risks of children playing on treated playsets. The study does not recommend removal of product, and proposes the CPSC take no further action until the EPA concludes its assessment. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in its February 2002 press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain expenses incurred in the defense of these claims, we have not formally accepted liability of these costs. We, along with others in the industry, were previously named as a defendant in the purported class action lawsuit in Louisiana. We have been dismissed from this litigation.

In addition, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported.

On December 28, 2002, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these legal proceedings.

On December 28, 2002, we had outstanding purchase commitments on capital projects of approximately $1.2 million.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 28, 2002, we had approximately $9.8 million in outstanding performance bonds which expire during the next three to eighteen months.

We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is less than $350,000.

On December 28, 2002, we had outstanding letters of credit totaling $31.1 million, primarily related to certain insurance contracts and industrial development revenue bonds.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $11 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued (see Note D). These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $18.3 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

Our wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the 1994 Senior Notes, Series 1998-A Senior Notes, Series 2002-A Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements (see Note D).

O. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131") defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, our Eastern and Western Divisions may be considered an operating segment of our business. Under SFAS 131, segments may be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. We have chosen to aggregate our divisions into one reporting segment. Our divisions operate manufacturing and treating facilities throughout North America.

In 2002, 2001 and 2000, 30%, 33% and 32% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

	2002		2001		2000	
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$1,559,530	$181,761	$1,483,110	$172,407	$1,339,851	$161,773
Foreign	80,369	28,121	47,243	20,840	47,279	17,609
Total	$1,639,899	$209,882	$1,530,353	$193,247	$1,387,130	$179,382

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2002	50.8%	49.2%
2001	48.4%	51.6%
2000	44.2%	55.8%

Value added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

P. Quarterly Financial Information (Unaudited)

The following table sets forth selected financial information for all of the quarters during the years ended December 28, 2002 and December 29, 2001 (in thousands, except per share data):

	First		Second		Third		Fourth	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	$341,656	$284,069	$504,944	$485,153	$452,959	$431,861	$340,340	$329,270
Gross profit	51,277	43,119	68,623	66,397	61,665	56,182	48,845	45,781
Net earnings(1)	6,082	4,977	15,354	14,238	10,644	9,808	4,557	4,119
Basic earnings per share(1)	0.33	0.25	0.86	0.72	0.60	0.50	0.26	0.21
Diluted earnings per share(1)	0.32	0.25	0.82	0.70	0.58	0.48	0.25	0.20

(1) In 2002, we adopted SFAS 142, therefore goodwill is no longer amortized.

Price Range of Common Stock and Dividends

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

Fiscal 2002	High	Low
Fourth Quarter	22.00	16.04
Third Quarter	24.14	17.47
Second Quarter	26.75	21.67
First Quarter	26.18	20.28

Fiscal 2001	High	Low
Fourth Quarter	21.50	16.16
Third Quarter	22.95	14.12
Second Quarter	22.45	13.49
First Quarter	15.43	12.94

There were approximately 5,450 shareholders of record as of March 1, 2003.

In 2002, we paid dividends on our common stock of $.045 per share in June and $.045 per share in December. In 2001, we paid dividends on our common stock of $.040 per share in June and $.045 per share in December. We intend to continue with our current dividend policy for the foreseeable future.

Directors and Executive Officers

BOARD OF DIRECTORS

Peter F. Secchia
Chairman of the Board
Universal Forest Products, Inc.

William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.

Dan M. Dutton
Chairman & CEO
Stimson Lumber Co.

John M. Engler
President of State and Local Government
EDS

John W. Garside
Chairman
Woodruff Coal Company

Philip M. Novell
Consultant
Compass Group

Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.

OPERATIONS OFFICERS

Robert K. Hill
President
Universal Forest Products
Western Division, Inc.

C. Scott Greene
President
Universal Forest Products
Eastern Division, Inc.

Jeff A. Higgs
Executive Vice President
Site-Built
Universal Forest Products
Western Division, Inc.

Donald A. James
Executive Vice President
Site-Built
Universal Forest Products
Eastern Division, Inc.

Robert D. Coleman
Executive Vice President
Manufacturing
Universal Forest Products, Inc.

EXECUTIVE COMMITTEE

Peter F. Secchia
Chairman of the Board

William G. Currie
Vice Chairman of the Board and Chief Executive Officer

Michael B. Glenn
President and Chief Operating Officer

Michael R. Cole
Chief Financial Officer and Treasurer

Matthew J. Missad
Executive Vice President and Secretary

Shareholder Information

Notice of Annual Meeting

The annual meeting of Universal Forest Products® Inc. will be held at 8:00 a.m. on April 16, 2003, at the Amway Grand Plaza Hotel, Pearl and Monroe, Grand Rapids, Michigan.

Shareholder Information

Shares of the Company's stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request. For more information, contact:

Investor Relations Department
Universal Forest Products®, Inc.
2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com

Securities Counsel

Varnum, Riddering, Schmidt & Howlett,
Grand Rapids, MI

Independent Accountants

Ernst & Young LLP,
Grand Rapids, MI

Transfer Agent/ Shareholder's Inquiries

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210

Universal Forest Products®, Inc. Corporate Headquarters

2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 361-7534

Universal Forest Products®, Inc. and its Affiliates

Locations:

Arlington,TX
Ashburn, GA
Auburn, NY
Auburndale, FL
Belchertown, MA
Bend, OR (2)
Blanchester, OH
Bunn, NC
Burlington, NC
Calgary, Alberta, Canada
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Dallas, NC
Denver, CO
Durango, Durango, Mexico
Eatonton, GA
Elizabeth City, NC
Emlenton, PA
Englewood, CO
Fishersville, VA
Folkston, GA
Fontana, CA
Georgetown, DE
Gordon, PA
Grandview, TX
Granger, IN
Haleyville, AL
Hamilton, OH
Harrisonville, MO
Hope, AR
Hudson, NY
Hutchinson, MN
Janesville, WI
Jefferson, GA
Kyle, TX
LaColle, Quebec, Canada
Lafayette, CO (2)
Liberty, NC
Lodi, OH (2)
Minneota, MN
Modesto, CA
Moultrie, GA
New London, NC
New Waverly, TX
New Windsor, MD
Ocala, FL
Ooltewah,TN
Parker, PA
Pearisburg, VA
Praire du Chien, WI
Ranson, WV
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
Sanford, NC
Santee, SC
Schertz, TX
Sidney, NY
Silsbee, TX
Springfield, IL
Stockertown, PA
Stockton, CA
Thorndale, Ontario, Canada
Union City, GA
Warrens, WI
Windsor, CO
Westville, IN
White Pigeon, MI
Woodburn, OR



2801 East Beltline
Grand Rapids, MI 49525
www.ufpi.com